UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20459

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
GMARKET INC.

(Name of Subject Company)
GMARKET INC.

(Name of Person(s) Filing Statement)
Common stock, par value KRW 100 per share
American depositary shares, as evidenced by American depositary receipts, each representing one share of common stock

(Title of Class of Securities)
The Common Stock, which is not traded on U.S. markets, has not been assigned a
CUSIP number.
The CUSIP number for the related American depositary shares is 38012G100.

(CUSIP Number of Class of Securities)
Duckjun (D.J.) Lee
Senior Managing Director and Chief Financial Officer
9th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912,
Korea
82-2-1566-5701

(Name, address and telephone number of person
authorized to receive notices and communications
on behalf of the persons filing statement)
with copies to:

Robert B. Robbins, Esq. Pillsbury Winthrop Shaw Pittman LLP 2300 N Street, NW Washington, DC 20037-1122 (202) 663-8136	Mark J. Lee, Esq. Orrick, Herrington & Sutcliffe LLP 43rd Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong +852 2218 9118	Richard V. Smith, Esq. Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, CA 94105-2669 (415) 773-5830

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

1Q09 Conference Call
[Operator]
     Welcome to Gmarket’s First Quarter 2009 Conference Call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session. (OPERATOR INSTRUCTIONS.)
     A reminder to all — this message is recorded. A replay of this conference call, including the Q&A session, will be available approximately 90 minutes following the call. The replay will be accessible at www.gmarket.co.kr/ir.
     I would now like to turn the conference over to Paul Lee, General Counsel and Head of Investor Relations of Gmarket. Please go ahead.
[Paul J. Lee, General Counsel and Head of Investor Relations]
     Thank you Operator.
     Welcome to Gmarket’s first quarter 2009 earnings results conference call. With me are our CEO, Young Bae Ku, and our CFO, D.J. Lee. After management’s prepared comments, we will take your questions. Today’s release is available at www.gmarket.co.kr/IR.
     In addition to historical information, some of the statements the Company will be making today will be “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.
     These forward-looking statements are based on our current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements.
     Recent global economic events including, but not limited to, the downturn in global economic and financial markets, changes in political, business and economic conditions, fluctuations in foreign exchange rates, tightening of the global credit markets, decreasing consumer confidence and slowing of e-commerce growth could also cause or contribute to such material differences in our actual performance, financial condition or results from those discussed in this call.
     Investors should consider the information contained in our submissions and filings with the U.S. Securities and Exchange Commission, including our most recent annual report on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, including on Form 6-K. All information discussed in this call is current as of March 31, 2009. You should not unduly rely on the forward-looking statements, and we do not assume any obligation to update them.
     We note that any Dollar amounts provided in our earnings release, and during today’s conference call, are based on an exchange rate of 1,372.31 Won to one U.S. dollar, which is the noon buying rate in effect on March 31, 2009 as quoted by the Federal Reserve.
     Please also note that the tender offer contemplated by the pending combination transaction with eBay Inc. has not yet commenced. Nothing on today’s call is intended to be an offer to purchase securities, a solicitation of an offer to sell securities nor a recommendation with respect to this tender offer. The Company intends to file a Schedule 14D-9 solicitation/recommendation statement with the SEC relating to this tender offer. The Company understands that eBay Inc. and eBay KTA (UK) Ltd intend to file a Schedule TO tender offer statement with the SEC relating to this tender offer. Security holders and investors are urged to carefully read the tender offer statement (including the offer to purchase, a related letter of transmittal and certain other tender offer documents) and the Company’s associated solicitation/recommendation statement when they are available because they will contain important information about the tender offer and related transactions. Security holders and investors may obtain a free copy of Gmarket’s solicitation/recommendation statement when it becomes available, and other documents filed by the Company or eBay Inc. with the SEC, at www.sec.gov. Free copies of Gmarket’s solicitation/recommendation statement, when it becomes available, and other filings the Company makes with the SEC may also be obtained by directing a request to the Company’s Investor Relations division.
     Finally, during the Q&A session that will follow management’s prepared remarks, we will not be taking any questions regarding the pending business combination transaction with eBay Inc.
     At this time, I will turn the call over to our CEO, Young Bae Ku.
[Young Bae Ku, Chief Executive Officer]
     Hello, and welcome to Gmarket’s First Quarter 2009 Earnings Results Conference Call. Joining me today is our CFO, D.J. Lee.
     Despite a relatively slow start to the first quarter, we ended on a very strong note. We are pleased to report that in March, we set a new record monthly high in GMV.

     During the first quarter, we continued to grow our expanding and developing categories while at the same time re-accelerating our growth in core categories such as clothing & accessories and computers & electronics.
     In addition, our positive momentum at the end of the first quarter has carried into the second quarter, as our April results have also been quite strong thus far.
     I will now discuss our first quarter results in more detail.
     In the first quarter, we generated 72 billion Won in total revenues, our operating income was 7.1 billion Won and net income was 9.7 billion Won. First quarter operating income was 9.1 billion Won and net income was 11.3 billion Won when factoring out one-time transaction related expenses, which is how we will define operating income and net income for the remainder of this call.
     Our first quarter GMV was 1.1 trillion Won, up 14% year-over-year.
     In addition to our continued expansion in the food and lifestyle category, we sold--we accelerated growth rates for our core categories of computers & electronics and clothing & accessories.
     Computers & electronics GMV reached 317 billion Won, up 8% year over year. We note that the year over year growth rate for this category was 5% in the forth quarter 2008.
     Clothing & accessories GMV totaled 281 billion Won, up 7% year over year. Again, this growth rate is higher than the 3% year over year growth rate in the forth quarter of 2008.

     Our first quarter GMV for food & lifestyle reached 424 billion Won, up 21% year over year and up 31% for food only.
     Finally, our GMV for travel/video/services was 41 billion Won, up 59% year over year and comprising 4% of our total GMV.
     Moving on to the non-transaction side, advertising revenues grew by 15% year over year and comprised 44% of total revenues in the first quarter, compared to 43% a year ago.
     D.J. will provide a more detailed breakdown of our first quarter ad revenue later in the call.
     Our pro forma non-GAAP operating margin and net margin in the first quarter were 13% and 16%, respectively.
     We attribute the low margins to our proactive promotional activities beginning in January to counter the declining consumer sentiment resulting from the difficult economic conditions. In particular, we issued more discount coupons than usual and had various online and offline events.
     In February, we began seeing signs that our user activity were picking back up, and by March, we were back to the expected levels and therefore reduced our promotional activities to their normal levels just right.

     At this point in 2009, we are pleased with our progress. We have been able to overcome headwinds such as the tough economic conditions and the depressed consumer sentiment by bringing our business back on track in March and heading into the second quarter. As a result, we have been able to manage our marketing and promotional costs, which will help us achieve improved profitability this quarter.
     Thank you once again for joining us today. At this time, I will turn the call over to D.J.
[Duckjun (D.J.) Chief Financial Officer]
     Thank you. All growth rates mentioned in my prepared remarks represent year-over-year comparisons, unless otherwise stated.
     Overall, we are pleased with what we achieved in the first quarter, featuring 11% growth in revenues and 9% growth in non-GAAP net earnings under the current tough economic conditions. Now let’s take a closer look at our financial performance in Q--.
     Total revenues for Q1 were 72 billion Won, up 11% over last year.
     Out of 72 billion Won, transaction fee revenue was 40 billion Won representing 9% YoY growth. The transaction takeaway improved by 7 basis points from the previous quarter.
     Advertising and other revenues were 32 billion Won, up 15% YoY. As a result, advertising and other revenues in Q1-09 represented 44% of total revenues, compared to

43% in Q1-08. We generated a total of 16.7 billion won from sale advertising during the first quarter, which is 25% increase from the same period last year. We remain encouraged by strong rates of growth in our sale advertising, which accounted for 52% of non-transaction revenue in the quarter and compared to 48% of non-transaction revenue in the same period of 2008. Other non-transaction revenues are comprised of premium listings, non-seller advertising and others, representing 27%, 9% and 12%, respectively, of total advertising and other revenues. In comparison, in the first quarter of 08, premium listings, non-sale advertising and others represented 34%, 8% and 10% respectively. Premium listings slowed down a bit earlier in the quarter as some of our sellers became defensive in the context of the unpredictable economic environment that peaked early this year. However, starting in March, our selling’ activity in terms of product listing and other advertising returned to normal levels.
     Let’s take a look at our costs and operating expenses in more detail. Cost of revenues represented 55% of total revenues in Q1-09, up 2 percentage points year-over-year. It was mainly because of the costs involved with our promotional events which accounted a sluggish consumer sentiment earlier this year, as our CEO noted. However, the key cost elements continued to show positive trend. Credit card charges, including bank transfer fees and mobile payment fees, totaled 20 billion Won, or 27% of revenues, an improvement of 1 percentage point YoY. Click-through fees totaled 7 billion Won, or 9.3% of our revenues. Click-through fee as a percentage of total revenues came in 62 basis points higher than last year but 21 basis points lower than the previous quarter.
     Sales & marketing expenses totaled 15 billion Won, an increase of 16% compared to the same period last year. Sales and marketing expenses represented 21% of total revenues, increased by 1 percentage point from the same period last year, due to more investment in 09 marketing including our Japan and Singapore sites.

Call-center expenses, which are included in sales and marketing expenses, totaled 3.7 billion Won, accounting for 5.2% of revenues, the same portion as that recorded in 1Q-08.
     G & A expenses totaled 8.7 billion Won, or about 12% of revenues, up by 1 percentage points from the year ago period. We continued to efficiently scale our administrative expenses, offset by increased investment to expand our business internationally.
     We spent approximately 1.2 billion Won of SG&A for the two overseas branches during the quarter, compared to 0.2 billion Won for the same period last year.
     Lastly, we incurred about 2 billion Won in expenses for advisory fees relating to the transaction with eBay. These expenses are not directly attributable to the underlying performance of our business operations and are deemed to be non-recurring in nature.
     On a pro forma non-GAAP basis, excluding the costs associated with the transaction with eBay and the related tax effects, our pro forma operating income was 9.1 billion Won, resulting in a 13% operating margin for Q1-09. Pro forma net income was 11.3 billion Won, up 9% over the year ago period. Pro forma earnings for diluted share for Q1-09 was 222 Won or 16 cents, compared to 204 Won in the same period in 2008.
     On a GAAP basis, Q1-09 net income was 9.7 billion Won, or 14 cents per diluted share. This includes the aforementioned 2 billion Won of transaction-related expenses that are non-recurring in nature.

     At the end of 1Q-09, we had 333 billion Won of liquid financial assets including cash, cash equivalent, or near term fixed interest deposits, and other fixed interest financial products.
     In conclusion, with our 1Q-09 results, we remain confident that with our business model which has produced sustainable growth and profitability even under the current tough business environment. We are very proud that the dynamic Gmarket model has been setting a new standard of Internet shopping experience by creating and maximizing value propositions available to both buyers and sellers.
     Thank you very much once again for joining us. And now, we would be pleased to answer your questions. Operator?
Questions and Answers
[Operator]
(OPERATOR INSTRUCTIONS.)
     And your first question comes from the line of Christa Quarles of Thomas Weisel Partners.
[Christa Quarles — Thomas Weisel Partners — Analyst]
     Hi. I was just wondering if you could expand upon the strength in March and then the continued strength in April. Was it in particular categories? As you indicated, clothing and computers saw accelerated growth from Q4 to Q1. So, I was wondering if you could give us any highlight there. And then, the only second question I have was Cap Ex seemed unusually low, and I was just wondering if, at that point, you kind of had a sense the eBay deal would happen and you just stopped investing or how should we think about that? Thanks.
[Young Bae Ku, Chief Executive Officer]
     Thank you, Christa. And for our, you know, (champion), you know, our margins from March and continuing into the April, it’s because of our category mix, especially some non-computer and fashion categories become much bigger. And if we just look at just non-fashion and computer categories including furniture and baby products and (inaudible) product and so on, some of those categories has been very low in transaction take rate so far because the volume, GMV volume was not nearly big enough. It’s kind of under critical mass in terms of volume.
     So — but, most of these product categories has been big enough now actually, big enough to become part to contribute to our transaction take rate. And in combination with all those things, and we also — the (inaudible) manage our take rate from computer and electronics after that has to improve our overall transaction take rate.
     And for the Cap Ex, no, I mean, the — we have all made a major investment to upgrade our systems in last year including the disaster recovery centers and backup systems and so on. So, we didn’t even have much of a need to invest to add any servers and systems in the first quarter — has nothing to do with expected deals with eBay.
     [Christa Quarles. Got it. Thank you.
[Operator]
     Your next question comes from the line of Jim Friedland of Cowen & Company.
[Jim Friedland — Cowen & Company — Analyst]
     Thanks. Can you give us an update on how things are going in Japan, any signs that you’re getting traction, what’s the competitive environment like, and when do you think you’ll know for sure if you’re able to turn that into a scalable, sizeable business? Thanks.
[Young Bae Ku, Chief Executive Officer]
     Okay. So, for our international experience, and it’s basically Japan and Singapore — Singapore is the more, the pilot service center for the English service in other English speaking countries. So — and we — easily, we actually had big plans to launch our Japan and Singapore business from the beginning of this year, but because of our economic situation, actually, we scaled quite a bit and we rather focused on developing our systems and services up to the colleague — our service and everything in Korea.
     So, at the moment, we still have — we haven’t launched some — the commercial promotion programs and marketing programs yet. So, we are still thinking about the — upgrade our marketing and promotional activities from second half of this year.
[Jim Friedland — Cowen & Company — Analyst]
     Thanks.
[Operator]
     Your next question comes from the line of Stephen Ju of RBC Capital Markets.
[Stephen Ju — RBC Capital Markets — Analyst]
     Good morning, everybody. So, did the weakness in the seller advertising come primarily from banner advertising or key word? And setting aside the situation with eBay, can you update us on the competitive environment in Korea specifically and what 11th Street seems to be doing? Thank you.
[Young Bae Ku, Chief Executive Officer]
     Our advertising revenue still is — I mean, in the beginning, let’s say especially in January, our for sale advertisement was a little bit weak. It’s because of the seller sentiment was pretty low in January. But, from the February and it was gradually recovering, and in March, actually, it recovered normal. But, the seller advertisement is more actually squeezed to the key word at the moment and we — I do expect to be more focused on key word advertisement continuously.
     And — but, we also upgrade our banner advertising service through our site, whether it’s coming from servers or non-servers. So also, we see that the banner advertising from the sellers are increasing — not only sellers, from non-sellers. So — but, as a total proposal, I think key word seller advertisement will be the primary advertising revenue source continuously.
     In terms of competition and — at the moment, the 11th Street on the top of the Interpark is actually going pretty aggressive. But, in terms of all GMV and in terms of all actual, the track in core categories, what I just mentioned, core categories is more the categories which is less sensible on price — for example, computer and electronics. I think they are — the track, whether it’s 11th Street or Interpark, track from their actable marketing programs very much limited to Gmarket at the moment. And I do expect they won’t be in such a big threat to our business in any time soon.
[Stephen Ju — RBC Capital Markets — Analyst]
     Okay. Thank you.
[Operator]
(OPERATOR INSTRUCTIONS.)
     Your next question comes from the line of Jim Mitchell of Goldman Sachs.
[Jim Mitchell — Goldman Sachs — Analyst]
     Great. Thank you very much for taking my question. You mentioned that the margins in the quarter were held back by the promotional activity as well as by the M&A advisory fees. If you strip out the M&A advisory fees and we just focus on less couponing and less promotional activity in the second quarter of the year, do you think that March going forward will be somewhat similar to the margins you experienced in ‘08 or should be higher because you’re growing the revenue base out?
[Duckjun (D.J.) Chief Financial Officer]
     Yeah. The margins of the quarter are a little bit affected, fluctuating the consumer, the sentiment early this year. And — but, the older activities, the consumer sentiment is — I think is back to a normal level from some time February to March. And right now, we stand on April, we see the (inaudible) on track, the demands and the activities from our customers. So, going forward, we see, as our CEO explained, that we believe that all our efforts we invested in new categories will be more — will materialize actually on track or even better than expected, I think, in terms of margin.
[Jim Mitchell — Goldman Sachs — Analyst]
     But, I guess if I look at the margins year-on-year, is that something you can fix immediately, because business rebounded in March, so second quarter, you should return to a healthier margin trajectory or would it take a few more months before margins return to more normal levels?
[Duckjun (D.J.) Chief Financial Officer]
     I mean, the — at the moment, I would just say, we — that our expect or our planned margin levels — that is you can expect what was our margins last, second quarter last year or the first quarter last year. We are back on track (inaudible) levels and it depends on the situation as we can have the better than last year’s. But, we — still, it’s just two months we passed since it recovered to the normal levels. But, at this point, we are — it’s possible on the — and this is the same number as last year or even better than last year.
[Young Bae Ku, Chief Executive Officer]
     Yeah, I think a quick answer to it, James, your question is that it wouldn’t take a long time. I think that already, we see that the margin, some level already are back to normal from March, I think. So, the second quarter, I think, will be the margin we have a very positive perspective on that.
[Jim Mitchell — Goldman Sachs — Analyst]
     Thank you.
[Operator]
     And you have no further questions. I will now turn the call back over to the CEO, Young Bae Ku, for closing remarks.
[Young Bae Ku, Chief Executive Officer]
     Okay. Thank you, everybody, and have a good evening. Bye bye.
[Duckjun (D.J.) Chief Financial Officer]
     Thank you.